                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            ______________________

                                   FORM 8-A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934


                                FMC CORPORATION
            (Exact name of registrant as specified in its charter)


                DELAWARE                                  94-0479804
(State of incorporation or organization)       (IRS Employer Identification No.)

     200 EAST RANDOLPH DRIVE
        CHICAGO, ILLINOIS                                   60601
(Address of principal executive office)                   (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange on which
Title of each class to be so registered           each class is to be registered
---------------------------------------           ------------------------------

Preferred Share Purchase Rights                   New York Stock Exchange
                                                  Pacific Stock Exchange

                      ___________________________________

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None

                               (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities.

     On February 22, 1986, the Board of Directors of FMC Corporation (the "Company") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.10 per share (the "Common Stock"), of the Company. The distribution was payable on March 7, 1986 to stockholders of record on that date. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of February 19, 1988, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"), which has been previously filed and is incorporated herein by reference as
Exhibit 1. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, Series A without par value (the "Series A Preferred Stock"), of the Company at a price of $300 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (x) 10 days following the date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), which term does not include the Company, any employee benefit plan of the Company, or any entity holding Common Stock for or pursuant to the terms of any such plan, has acquired or has obtained the right to acquire beneficial ownership (as defined in the Rights Agreement) of 15% or more of the outstanding Common Stock or (y) 10 days following the date of the commencement of, or public announcement of an intention to make, a tender offer or exchange offer for 15% or more of such outstanding Common Stock (the later of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to the Common Stock certificates outstanding as of March 7, 1986, by such certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after March 7, 1986 upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire as of March 7, 2006, unless earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the then current market price of the Series A Preferred Stock or
(iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of the Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

     In the event that the Company is involved in a merger or other business combination where the Company is not the surviving corporation or where the Common Stock is changed or exchanged or in a transaction where 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company is the surviving corporation in a merger or other business combination involving an Acquiring Person and its Common Stock remains outstanding and unchanged or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned (as defined in the Rights Agreement) by the Acquiring Person (which shall be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In general, at any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "Redemption Price"). For purposes of the Rights Agreement, the "Stock Acquisition Date" is the date that a public announcement that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Rights Agreement also provides that at any time after a Person becomes an Acquiring Person, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will become void), in whole or in part, at an exchange ratio of one share of Common Stock, and for other equity securities deemed to have the same value as one share of Common Stock, or Right, subject to adjustment.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Series A Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to the Company's outstanding series of Preferred Stock. Each share of Series A Preferred Stock will have a minimum preferential quarterly dividend rate of $25 per share but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on each share of Common Stock. In the event of liquidation the holders of the Series A Preferred Stock will receive a minimum liquidation payment of $100 per share but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of Series A Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

     The Company has reserved 400,000 shares of Series A Preferred Stock for possible issuance under the Rights Agreement Plan.

     The foregoing description of the Rights is qualified by reference to the Rights Agreement which has been previously filed and is incorporated herein by reference as Exhibit 1.

Item 2.  Exhibits.

         1. Amended and Restated Rights Agreement, dated as of February 19, 1988, between FMC Corporation and Harris Trust and Savings Bank (incorporated by reference from Exhibit 4 to Form SE, dated February 23, 1988 and filed on February 24, 1988), as amended by Amendment to Amended and Restated Rights Agreement, dated February 9, 1996, between FMC Corporation and Harris Trust and Savings Bank (incorporated by reference from Exhibit 5 to Form 8-A/A, dated February 9, 1996 and filed on February 12, 1996).


                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       FMC CORPORATION
                                       Registrant


                                       By:  /s/  Robert L. Day
                                            ------------------------------------
                                                 Name:  Robert L. Day
Date:  10/29/96                                  Title: Secretary